SMALL ISLAND INVESTMENTS LTD.

Good Times Restaurants, Inc.

Term Sheet

October 1, 2010

This Term Sheet sets out the principal terms and conditions agreed to by Small Island Investments Ltd. or its nominee (hereinafter "SII"), a Bermuda corporation, and Good Times Restaurants, Inc. (hereinafter "GTIM"), a Nevada corporation, regarding a proposed purchase of common shares of GTIM by SII.

Transaction

SII or its designated nominee and GTIM intend to timely negotiate the terms of and enter into and execute a definitive Stock Purchase Agreement and related documents (collectively, the "SPA").  It is contemplated that by October 8, 2010, SII and the Company will execute the SPA which shall provide for the sale and issuance by GTIM of Common Shares of GTIM (the "Common Shares") to SII (the "Transaction").  The Transaction shall close and fund as soon as practicable thereafter.

Transaction Terms:

SII shall purchase 4,000,000 Common Shares for an aggregate price of $2 million ($.50 per share) (the "Investment").  The Investment shall be funded in full upon Closing as defined herein below.  SII shall not be obligated to make the Investment if any failure shall have occurred with respect to the conditions to the Transaction set forth in the SPA.  To the extent a reverse stock split is completed before, at or after Closing, the Investment price will be adjusted accordingly.

Use of Proceeds:

The proceeds of the Investment shall be used by GTIM and its wholly-owned subsidiary Good Times Drive-Thru, Inc. ("DT") to refinance certain prior obligations of GTIM and DT existing at the Closing, to pay other obligations and expenses of GTIM and DT, for general working capital purposes, including capital expenditures, of DT, for costs and expenses of the Transaction, and for other purposes acceptable to and approved by SII, all subject to the terms and conditions to be set forth in the SPA.

Closing and Timing:	SII and GTIM anticipate that the closing of the Transaction (the "Closing") shall occur within 45 days from the date of this Term Sheet but in no event later than November 19, 2010.

Price Protection and Right of Participation

The SPA shall provide that SII shall have customary anti-dilution, rights of participation and price protection (on a weighted average calculation) provisions related to any sale of Common Shares by GTIM after the Closing.

Registration Rights Board Representation

The SPA shall contain customary registration rights in favor of SII with respect to the Common Shares, including demand (on Form S-3) and "piggy-back" registration rights.  The registration expenses of such registrations shall be borne by GTIM.

The Board of Directors of the Company shall not exceed seven members, and shall be elected by a majority of the GTIM shares eligible to vote, provided that at Closing SII shall designate four of the seven members of the Board of Directors.

Conditions to Closing:

The Investment shall be subject to certain closing conditions precedent, including but not limited to:

1.      Satisfactory completion on or before October 25, 2010 of SII 's legal, regulatory, financial, tax, accounting, business and strategic due diligence on GTIM and DT.

2.      The assets of GTIM and those of DT will not have been materially diminished and no extraordinary liabilities or obligations will have been incurred by GTIM or DT.   The sale of any restaurant shall be considered material for purposes of this condition.

3.      GTIM and DT will not have pledged any of their assets and will keep such assets free of any and all encumbrances except those existing on the date of this Term Sheet or agreed to by SII prior to the Closing.

4.      Absence of any material adverse change in the business of GTIM or DT, as it exists on the date of this Term Sheet.

5.      Completion of the SPA on terms satisfactory to SII and GTIM, including appropriate representations, warranties, covenants and conditions and such other agreements related to the Investment as SII shall reasonably require.

6.      A representation by SII of its investment intent with respect to its acquisition of the Common Shares in conformity with applicable securities laws.

7.      The implementation of a new Management Incentive Program acceptable to SII and GTIM.

8.      All requisite approvals of the Transaction required by the Company, its Board of Directors and its shareholders, including the obtaining by GTIM for its shareholders of an independent opinion on the fairness of the Transaction.

9.      All required consents from lenders, landlords and others including but not limited to Wells Fargo Bank.

10.  Confirmation that the Transaction will not impair GTIM's ability to continue its current Nasdaq listing following the Closing.

Expenses: Exclusivity and Termination Fee

GTIM and SII shall each bear their own legal and other expenses with respect to the Transaction.

SII shall have an exclusive right to complete the Transaction with GTIM and GTIM shall not actively solicit other equity or comparable transactions for a period of 60 days from the date of the SPA or until any earlier termination of the Transaction by SII.  In the event that GTIM accepts an offer for such a comparable transaction after the date of the execution of this Term Sheet, and provided that SII is not in breach of the SPA, the Company shall pay a fee of $150,000 to SII.

Governing Law:	Delaware.

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Not Binding Commitment

Nothing herein is intended to or shall, create any rights in favor of either party and nothing herein (other than the provisions entitled Exclusivity and Termination Fee which is intended to and shall be legally binding) shall be legally binding on the parties.  A legally binding obligation regarding the purchase will arise only upon the execution of the definitive SPA.

Small Island Investments Ltd.

By:	/s/ Penelope A. Dobbin
Name:	Penelope A. Dobbin
Title:	President
Date:	October 1, 2010

Good Times Restaurants, Inc.

By:	/s/ Boyd E. Hoback
Name:	Boyd E. Hoback
Title:	President & CEO
Date:	October 3, 2010